UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE ) No. 33.3.0029520-8

Publicly–held Company

MATERIAL FACT

Result of the Competitive Procurement Procedure for the Sale of UPI Towers

Oi S.A. - In Judicial Reorganization ("Oi" or "Company"), in compliance with Article 157, paragraph 4 of Law 6.404/1976, and the provisions of CVM Instruction 358/2002, hereby informs its shareholders and the market in general that, in accordance with the information contained in the Material Fact disclosed on September 8, 2020, and the Amendment to the Plan for Judicial Reorganization Plan ratified by the 7th Corporate Court of the Capital of the State of Rio de Janeiro ("Judicial Reorganization Court") on October 5, 2020 ("Amendment to the PRJ"):

(i)              On this date, the Judicial Reorganization Court held the hearing for the opening of closed bids submitted under the competitive procedure for the sale of UPI Towers, in the form and under the terms set forth in the Amendment to the PRJ and in the UPI Towers Notice;

(i)              During the hearing, there was only one closed proposal for the acquisition of the UPI Towers, which was presented by Highline do Brasil II Infraestrutura de Telecomunicações SA (“Highline”) in the exact terms and conditions of the binding offer for the acquisition of the UPI Towers presented by Highline, in the amount of R$ 1,066,902,827.00 (one billion, sixty-six million, nine hundred and two thousand, eight hundred and twenty-seven Reais), to be paid in a cash installment, as described in the Material Fact dated August 13, 2020, subject to the terms and conditions provided for in the respective binding offer and in the respective Share Purchase and Sale Agreement set out in Annex 5.3 .9.2 of the Amendment to the PRJ;

(ii)            Due to the fact that a single closed proposal for the acquisition of UPI Towers was presented, the Judicial Reorganization Court ratified the offer presented by Highline as the winner of the competitive procurement process for the sale of UPI Towers, after the favorable manifestation of the Government Attorney's Office and of the Judicial Administrator;

(iii)          As provided for in the UPI Towers Notice, the respective Share Purchase and Sale Agreement will be executed with Highline, with the effective conclusion of the transfer of shares subject to compliance with the conditions provided for in such agreement, among which, the approval of the purchase and sale of shares by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

The Company will keep its shareholders and the market informed about the development of the matters covered by this Material Fact.

Rio de Janeiro, November 26, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer